UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-32518

CUSIP Number: 67059V209

[ ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [ ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: September 30, 2018

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NUO THERAPEUTICS, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

207A Perry Parkway, Suite 1
Address of Principal Executive Office

Gaithersburg, MD 20877
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nuo Therapeutics, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2018 (“Form 10-Q”) within the prescribed time period. As a result of necessary fair market valuations of derivative liabilities embedded in convertible notes issued by the Company in September 2018, the Company requires additional time to complete the presentation of its financial statements, and the analysis and review thereof by its independent registered public accounting firm. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company intends to file the Form 10-Q no later than the fifth calendar day following the prescribed due date and reasonably expects to file the Form 10-Q on November 16, 2018.

Forward-Looking Statements

The foregoing statement about the anticipated timing of the filing of the Form 10-Q as well as the statements below regarding the anticipated changes in results of operations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David E. Jorden	240	499-2680
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates the income statements for the three and nine month periods ended September 30, 2018 will reflect the Company’s determination that the convertible notes issued by the Company in September 2018 contain an embedded conversion option requiring derivative accounting treatment and a loss on the change in fair value of derivative liabilities. This anticipated loss is expected to be approximately $230,000. The Company’s anticipated net loss for the quarter ended September 30, 2018 is expected to be approximately $650,000, compared to a net loss of $1,376,899 for the prior year quarter.

Nuo Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2018	By:	/s/ David E. Jorden
David E. Jorden
Chief Executive Officer & Chief Financial Officer